Filed by US LEC Corp.

(Commission File No.: 0-24061)

Pursuant to Rule 425

Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: US LEC Corp.

Commission File No.: 333-138594

This filing relates to the proposed transactions pursuant to the terms of the Agreement and Plan of Merger, dated as of August 11, 2006, by and among US LEC Corp. ("US LEC"), PAETEC Corp. ("PAETEC"), WC Acquisition Holdings Corp., a direct wholly-owned subsidiary of PAETEC ("PAETEC Holding Corp."), WC Acquisition Sub U Corp., a direct wholly-owned subsidiary of PAETEC Holding Corp., and WC Acquisition Sub P Corp., a direct wholly-owned subsidiary of PAETEC Holding Corp.

Dear fellow employees,

The previously announced merger of US LEC Corp. and PAETEC Communications Inc. is speeding along exceedingly well and we have received virtually all of the regulatory approvals from the Federal Communications Commission [FCC] and the requisite various Public Service Commissions [PSCs]. The preliminary 727 page S-4 document [with appropriate attachments] was filed on November 13th, 2006 with the Securities and Exchange Commission [SEC] and we expect to hear from them by mid-December 2006 or earlier with their comments and queries. Depending on the number and the depth of the questions and their comments on the dossier, we expect to file our clarifications/responses to their queries and questions by the end of December 2006 or earlier. The special meetings of the shareowners of US LEC Corp. and PAETEC Communications Inc. will take place separately in mid-January 2007 to obtain the shareowners concurrence and the formal approval of the aforesaid transaction and after the finalization of the banking transactions, the merger will be consummated as soon as possible.

Based on the foregoing proceedings, Aaron Cowell has elected to resign from his position as CEO, President and Board of Director at US LEC Corp. effective December 4th, 2006. This is not totally unexpected at this time and his departure is also consistent with the filings of Form 8-K that was filed in mid-August 2006. On a personal note, I would like to express my heartfelt thanks to Aaron Cowell for doing a wonderful job over the last ten years in his various positions within the company and also for “guiding the ship” during the turbulent times. He has my best wishes for a very successful transition to his new endeavors.

The Board of Directors of US LEC Corp. had a special meeting that was held on Friday, November 24th, 2006 and at the aforesaid meeting, I was unanimously appointed as the interim CEO of US LEC Corp. Subsequent to the mid-August 2006 announcement of the US LEC Corp./PAETEC Communications Inc. merger, the US LEC Corp. Board of Directors had appointed me as one of the three [3] oversight advisors to the US LEC Corp. management to facilitate prompt and efficient proceedings of the merger. Therefore, I have been very actively engaged with the integration team from both the entities since their inception to facilitate the transaction.

Based on the aforesaid timeframes, granted that my tenure will be a brief one, I want to ensure you that all of the expected results of US LEC Corp. will be delivered on a fiscal and administrative basis and I look forward to working with all of you to achieve the same. Simply stated, my objectives are to assist you to achieve the previously announced goals of US LEC Corp.

On Wednesday [11/29/2006] and Thursday [11/30/2006], I shall be traveling to Rochester, New York as a part of the continuing integration process and shall return to the office on Friday (12/1/2006) for my tour of duty and look forward to your continued support in this endeavor.

Meanwhile, please feel free to contact me either by e-mail at tganatra@uslec.com or via telephone at (704)-319-1110.

Regards,

Tansukh Ganatra

Additional Information About this Transaction

PAETEC Holding Corp. has filed with the Securities and Exchange Commission a registration statement (File No.: 333-138594) that contains a preliminary proxy statement of US LEC and PAETEC and a preliminary prospectus of PAETEC Holding Corp. regarding the proposed merger transaction between US LEC and PAETEC, as well as other relevant documents concerning the proposed transaction. The registration statement is filed under the name WC Acquisition Holdings Corp. Investors and security holders of US LEC are urged to read the proxy statement/prospectus for the transaction and the other relevant documents when they become available because they will contain important information about US LEC, PAETEC and PAETEC Holding Corp., and the proposed merger transaction. The proxy statement/prospectus will be mailed to stockholders of US LEC and PAETEC prior to their stockholder meeting. Investors and security holders of US LEC may obtain free copies of the proxy statement/prospectus and other documents filed by PAETEC Holding Corp. with the Securities and Exchange Commission at the Securities and Exchange Commission’s web site at http://www.sec.gov and may also obtain free copies of the proxy statement (when it becomes available) by writing to US LEC Corp., Morrocroft III, 6801 Morrison Boulevard, Charlotte, North Carolina 28211, Attention: Investor Relations or by telephoning us at (704) 319-1189.

Information regarding the identity of persons who may, under the Securities and Exchange Commission’s rules, be deemed to be participants in the solicitation of stockholders of US LEC in connection with the proposed transaction, and their interests in the solicitation, are set forth in the preliminary proxy statement that has been filed by US LEC with the Securities and Exchange Commission and contained in the registration statement that has been filed by PAETEC Holding Corp. with the Securities and Exchange Commission.

This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.